

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Diedre Gray
Secretary
BellRing Distribution, LLC
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: BellRing Distribution, LLC**
> **Registration Statement on Form S-4**
> **Filed December 17, 2021**
> **File No. 333-261741**

Dear Ms. Gray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed December 17, 2021

General

1. Disclosure in your Form S-4 filed on December 23, 2021 (File No. 333-261873) seems to indicate that you will be conducting an exchange offer with a clean-up spin-off to execute the series of transactions described in this prospectus. If that is the case, please revise your disclosure throughout this registration statement accordingly.

2. We note that Section 12 of your Form of Certificate of Incorporation identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please provide risk factor disclosure stating that there is uncertainty as to whether a court would enforce such provision and also state that investors cannot waive compliance with the federal securities

laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, please revise the Description of New BellRing Capital Stock and Comparison of Rights of New BellRing and BellRing Stockholders Before and After the Transactions sections as needed.

3.   Please tell us whether you will be a "controlled company" under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

Cover Page

4.   Please revise your cover page to prominently disclose the number of common stock shares you anticipate issuing at every phase of the transaction. In addition, please quantify the expected value of the shares to be issued in the transaction.

Questions and Answers About the Transactions and the Special Meeting, page 1

5.   Please add a question and answer that addresses both the positive and negative factors that the board considered when determining to enter into the transaction agreement and its rationale for approving the transaction.

Summary Historical Financial Data, page 24

6.   Please expand the balance sheet data to include the line item for the historical amount of redeemable noncontrolling interest as shown in the audited balance sheet of BellRing's Form 10-K which has been incorporated by reference.

Unaudited Pro Forma Combined Financial Statements of New BellRing
Notes to Unaudited Pro Forma Consolidated Financial Information, page 39

7.   Refer to the first paragraph under the introductory section on page 36 and your disclosure that accounting for the transactions will be entities under common control. Please expand to discuss the nature of this accounting treatment, such as the pertinent common control factors among the entities, and to the extent true that the historical carrying values of the relevant entities will be carried forward with no step up in basis of net assets or recognition of goodwill. Refer to ASC 805-50-15-6 and ASC 805-50-30-5.

8.   Refer to the narrative explanation for adjustment (a). Please disclose that the $569.3 million in proceeds is referred to elsewhere throughout the filing as the amount of the Post

negative capital account. Also, disclose the value, if any of the share of Class B Common Stock of BellRing that Post will contribute to New BellRing.

9.   Refer to the narrative explanation for adjustment (b). Please provide in a sub-table to this adjustment, the significant individual New BellRing debt securities that comprise the aggregate principal amount of $885.3 million, including the interest rates and maturity dates. In addition, disclose the significant terms of the $250 million credit agreement, such as how interest will be determined and the maturity date. We note your disclosure in adjustment (i) regarding the interest expense. Further, of the $952 million aggregate principal amount to be outstanding, please discuss how much of this pertains to new debt by New BellRing versus continuing debt of BellRing and BellRing LLC.

10.   Refer to the narrative explanation for adjustment (c). Disclose whether there will be any early termination payment or fee paid to the parties of the tax receivable agreement in connection with the termination of the agreement, and if so, provide for the adjustment amount.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at (202)-551-3328 or Kevin Woody at (202)-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sergio Chinos at (202)-551-7844 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing